As filed with the Securities and Exchange Commission on January 8, 2020
File Nos. 333-215942 and 811-22398

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No. _____	☐
Post-Effective Amendment No. 31	☒
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 35	☒
(Check appropriate box or boxes)

Spinnaker ETF Series
(Exact Name of Registrant as Specified in Charter)

116 South Franklin Street, P. O. Box 69, Rocky Mount, NC  27802
(Address of Principal Executive Offices)

252-972-9922
(Registrant’s Telephone Number, including Area Code)

Corporation Trust Company
1209 Orange Street, Wilmington, DE  19801
(Name and Address of Agent for Service)

With Copies to:

Tanya Boyle, Esq. Greenberg Traurig, LLP 2200 Ross Avenue, Suite 5200 Dallas, TX 75201	Tracie Coop, Esq. The Nottingham Company 116 S. Franklin Street Rocky Mount, NC 27802

This Post-Effective Amendment consists of the following:

1.	Facing Sheet of the Registration Statement.

2.	Explanatory Note.

3.	Part C to the Registration Statement (including signature page) and certain exhibits to the Registration Statement.

This Post-Effective Amendment is being filed solely for the purpose of filing exhibits to the Registration Statement on Form N-1A. Parts A and B of Post-Effective Amendment No. 30 to the Registration Statement on Form N-1A filed on December 20, 2019 pursuant to Rule 485(b) under the Securities Act of 1933, as amended, are incorporated by reference herein.

File Nos. 333-215942 and 811-22398

SPINNAKER ETF SERIES
PART C
OTHER INFORMATION

ITEM 28.  Exhibits

(a)
Declaration of Trust dated December 21, 2016, (“Trust Instrument”), is incorporated herein by reference to Pre-Effective Amendment No. 3 to Registrant’s registration statement on Form N-1A (“Registration Statement”) filed on August 16, 2017.

(b)	By-Laws are incorporated herein by reference to Pre-Effective Amendment No. 3 to the Registration Statement filed on August 16, 2017.
(c)
Articles III, V, and VI of the Trust Instrument define the rights of holders of the securities being registered and are incorporated herein by reference to Pre-Effective Amendment No. 3 to the Registration Statement filed on August 16, 2017.

(d)(1)
Investment Advisory Agreement dated December 21, 2016, between the Registrant and OBP Capital, LLC, as investment advisor for the UVA Unconstrained Medium-Term Fixed Income ETF and the UVA Dividend Value ETF, is incorporated herein by reference to Pre-Effective Amendment No. 2 to Registration Statement filed on June 23, 2017.

(d)(2)
Investment Advisory Agreement dated March 12, 2019, between the Registrant and OBP Capital, LLC, as investment advisor for The Cannabis ETF, is incorporated herein by reference to Post-Effective Amendment No. 22 to Registration Statement filed on June 19, 2019.

(d)(3)
Investment Sub-Advisory Agreement dated July 11, 2017, between the Registrant, OBP Capital, LLC and Ancora West Advisors, LLC dba Universal Value Advisors, as sub-advisor for the UVA Unconstrained Medium-Term Fixed Income ETF, is incorporated herein by reference to Pre-Effective Amendment No. 3 to the Registration Statement filed on August 16, 2017.

(d)(4)
Investment Sub-Advisory Agreement dated July 11, 2017, between the Registrant, OBP Capital, LLC and Ancora West Advisors, LLC dba Universal Value Advisors, as sub-advisor for the UVA Dividend Value ETF, is incorporated herein by reference to Pre-Effective Amendment No. 3 to the Registration Statement filed on August 16, 2017.

(d)(5)
Investment Sub-Advisory Agreement dated March 12, 2019, between OBP Capital, LLC and Merlin Capital, LLC, as sub-advisor to The Cannabis ETF, is incorporated herein by reference to Post-Effective Amendment No. 22 to the Registration Statement filed on June 19, 2019.

(e)
Distribution Agreement dated August 15, 2017, between the Registrant and Capital Investment Group, Inc., as distributor for each series of the Registrant, is incorporated herein by reference to Post-Effective Amendment No. 22 to the Registration Statement filed on June 19, 2019.

(f)	Not Applicable.
(g)(1)
Custody Agreement dated August 15, 2017, between the Registrant and The Bank of New York Mellon, as custodian for the UVA Unconstrained Medium-Term Fixed Income ETF and the UVA Dividend Value ETF, is incorporated herein by reference to Pre-Effective Amendment No. 3 to the Registration Statement filed on August 16, 2017.

(g)(2)
Custody Agreement dated June 17, 2019, between the Registrant and Cowen Execution Services, LLC, as custodian for The Cannabis ETF is incorporated herein by reference to Post-Effective Amendment No. 22 to the Registration Statement filed on June 19, 2019.

(h)(1)
Fund Accounting Agreement dated July 18, 2017, between the Registrant and The Bank of New York Mellon, as fund accountant for the UVA Unconstrained Medium-Term Fixed Income ETF and the UVA Dividend Value ETF, is incorporated herein by reference to Pre-Effective Amendment No. 3 to the Registration Statement filed on August 16, 2017.

(h)(2)
Fund Administration Service Agreement dated August 15, 2017, between the Registrant and The Nottingham Company, as administrator for the UVA Unconstrained Medium-Term Fixed Income ETF and the UVA Dividend Value ETF, is incorporated herein by reference to Pre-Effective Amendment No. 3 to the Registration Statement filed on August 16, 2017.

(h)(3)
Fund Accounting and Administration Service Agreement dated December 18, 2018, between the Registrant and The Nottingham Company, as fund accountant and administrator to The Cannabis ETF, is incorporated herein by reference to Post-Effective Amendment No. 22 to the Registration Statement filed on June 19, 2019.

(h)(4)
Transfer Agency and Service Agreement dated June 9, 2017, between the Registrant and The Bank of New York Mellon, as transfer agent and dividend disbursing agent for the UVA Unconstrained Medium-Term Fixed Income ETF and the UVA Dividend Value ETF, is incorporated herein by reference to Pre-Effective Amendment No. 3 to the Registration Statement filed on August 16, 2017.

(h)(5)
Dividend Disbursing and Transfer Agent Agreement dated December 18, 2018, between the Registrant and Nottingham Shareholder Services, LLC, as transfer agent and dividend disbursing agent for The Cannabis ETF, is incorporated herein by reference to Post-Effective Amendment No. 22 to the Registration Statement filed on June 19, 2019.

(h)(6)
Expense Limitation Agreement dated August 16, 2017, between the Registrant and Universal Value Advisors for the UVA Dividend Value ETF and UVA Unconstrained Medium-Term Fixed Income ETF is incorporated herein by reference to Pre-Effective Amendment No. 3 to the Registration Statement filed on August 16, 2017.

(h)(7)
Fee Waiver Agreement dated December 17, 2019, between the Registrant and OBP Capital, LLC for The Cannabis ETF, is incorporated by reference to Post-Effective Amendment   No. 30 to the Registration Statement filed on December 20, 2019 .

(i)(1)	Opinion of Counsel dated June 19, 2019 is incorporated herein by reference to Post-Effective Amendment No. 22 to the Registration Statement filed on June 19, 2019.
(i)(2)	Consent of Counsel is filed herewith .

(i)(3)	Opinion of Counsel with respect to The Cannabis ETF is incorporated herein by reference to Post-Effective Amendment No. 22 to the Registration Statement filed on June 19, 2019.
(j)	Not applicable.
(k)	Not applicable.
(l)	Form of Initial Subscription Agreement for The Cannabis ETF is incorporated herein by reference to Post-Effective Amendment No. 22 to the Registration Statement filed on June 19, 2019.
(m)	Not applicable.
(n)	Not applicable.
(o)	Reserved.
(p)(1)	Code of Ethics for the Registrant is incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registration Statement filed on June 23, 2017.
(p)(2)	Code of Ethics for OBP Capital, LLC is incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registration Statement filed on June 23, 2017.
(p)(3)	Code of Ethics for Merlin Asset Management is incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registration Statement filed on June 23, 2017.
(p)(4)	Code of Ethics for Universal Value Advisors is incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registration Statement filed on June 23, 2017.
(p)(5)	Code of Ethics for Capital Investment Group, Inc in incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement filed on October 30, 2018.
(q)	Power s of Attorney dated December 17, 2019 , for the Registrant, Jesse S. Eberdt, III , Thomas R. Galloway, Katherine M. Honey and Ashley H. Lanham are filed herewith .

ITEM 29.  Persons Controlled by or Under Common Control with the Registrant

No person is controlled by or under common control with the Registrant.

ITEM 30.  Indemnification

Under Delaware law, Section 3817 of the Treatment of Delaware Statutory Trusts empowers Delaware business trusts to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever, subject to such standards and restrictions as may be set forth in the governing instrument of the business trust.  The Registrant’s Trust Instrument contains the following provisions:

Article VII. Section 2.  Indemnification and Limitation of Liability.  The Trustees shall not be responsible or liable in any event for any neglect or wrong-doing of any officer, agent, employee, Advisor or Principal Underwriter of the Trust, nor shall any Trustee be responsible for the act or omission of any other Trustee, and, as provided in Section 3 of this Article VII, the Trust out of its assets shall indemnify and hold harmless each and every Trustee and officer of the Trust from and against any and all claims, demands, costs, losses, expenses, and damages whatsoever arising out of or related to such Trustee's performance of his or her duties as a Trustee or officer of the Trust; provided that nothing herein contained shall indemnify, hold harmless or protect any Trustee or officer from or against any liability to the Trust or any Shareholder to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Every note, bond, contract, instrument, certificate or undertaking and every other act or thing whatsoever issued, executed or done by or on behalf of the Trust or the Trustees or any of them in connection with the Trust shall be conclusively deemed to have been issued, executed or done only in or with respect to their or his or her capacity as Trustees or Trustee, and such Trustees or Trustee shall not be personally liable thereon.
Article VII. Section 3.  Indemnification.
(a) Subject to the exceptions and limitations contained in Subsection (b) below:
 (i) every person who is, or has been, a Trustee or an officer, employee or agent of the Trust (including any individual who serves at its request as director, officer, partner, trustee or the like of another organization in which it has any interest as a shareholder, creditor or otherwise) (“Covered Person”) shall be indemnified by the Trust or the appropriate Series to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Covered Person and against amounts paid or incurred by him in the settlement thereof; and
(ii) as used herein, the words “claim,” “action,” “suit,” or “proceeding” shall apply to all claims, actions, suits or proceedings (civil, criminal or other, including appeals), actual or threatened, and the words “liability” and “expenses” shall include, without limitation, attorneys, fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.
(b) No indemnification shall be provided hereunder to a Covered Person:
(i) who shall have been adjudicated by a court or body before which the proceeding was brought (A) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, or (B) not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust; or
(ii) in the event the matter is not adjudicated by a court or other appropriate body, unless there has been a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office: by at least a majority of those Trustees who are neither Interested Persons of the Trust nor are parties to the matter based upon a review of readily available facts (as opposed to a full trial-type inquiry); or by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry).
(c) The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled, and shall inure to the benefit of the heirs, executors and administrators of a Covered Person.

(d) To the maximum extent permitted by applicable law, expenses incurred in defending any proceeding may be advanced by the Trust before the disposition of the proceeding upon receipt of an undertaking by or on behalf of such Covered Person that such amount will be paid over by him to the Trust or applicable Series if it is ultimately determined that he is not entitled to indemnification under this Section; provided, however, that either a majority of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a full trial-type inquiry) that there is reason to believe that such Covered Person will not be disqualified from indemnification under this Section.
(e) Any repeal or modification of this Article VII by the Shareholders, or adoption or modification of any other provision of the Declaration or By-laws inconsistent with this Article, shall be prospective only, to the extent that such repeal, or modification would, if applied retrospectively, adversely affect any limitation on the liability of any Covered Person or indemnification available to any Covered Person with respect to any act or omission which occurred prior to such repeal, modification or adoption.

In addition, the Registrant has entered into the following agreements: Investment Advisory Agreement, Investment Sub-Advisory Agreements, and Distribution Agreement. These agreements provide indemnification for those entities and their respective affiliates.  Certain personnel of the Advisor, Distributor and Administrator may serve as trustees and/or officers of the Trust.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (“Securities Act”), may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Trust Instrument or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and, therefore, is unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in connection with the successful defense of any act, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

ITEM 31.  Business and other Connections of the Investment Advisor

(a) OBP Capital, LLC serves as the investment adviser to the UVA Unconstrained Medium-Term Fixed Income ETF, the UVA Dividend Value ETF, and The Cannabis ETF.  The information required by this Item 31 regarding any other business, profession, vocation or employment of a substantial nature engaged in by OBP Capital, LLC and its directors, officers or partners during the past two years is included in OBP Capital, LLC’s Form ADV filed with the SEC (File No. 801-80213) and is incorporated herein by reference.

(b) Ancora West Advisors, LLC dba Universal Value Advisors serves as the investment sub-adviser to the UVA Unconstrained Medium-Term Fixed Income ETF and the UVA Dividend Value ETF.  The information required by this Item 31 regarding any other business, profession, vocation or employment of a substantial nature engaged in by Universal Value Advisors and its directors, officers or partners during the past two years is included in Universal Value Advisors’ Form ADV filed with the SEC (File No. 801-108879) and is incorporated herein by reference.

(c) Merlin Capital, LLC serves as the investment sub-adviser to The Cannabis ETF.  The information required by this Item 31 regarding any other business, profession, vocation or employment of a substantial nature engaged in by Merlin Capital, LLC and its directors, officers or partners during the past two years is included in Merlin Capital, LLC’s Form ADV filed with the SEC (File No. 801-108253) and is incorporated herein by reference.

ITEM 32.  Principal Underwriter

(a) Capital Investment Group, Inc. is underwriter and distributor for the Registrant, the Starboard Investment Trust, the Aspiration Funds, the Hillman Capital Management Investment Trust and the Leeward Investment Trust.

(b) Set forth below is information concerning each director and officer of the Distributor.  The principal business address of the Distributor and each such person is 100 E. Six Forks Road, Suite 200, Raleigh, NC  27609.
(1)	(2)	(3)
Name	Position and Offices With Underwriter	Positions and Offices with Registrant
Richard K. Bryant	CEO	None
Benjamin T. Brooks	President	None
Con T. McDonald	Assistant Vice-President	None
W. Harold Eddins, Jr.	Assistant Vice-President	None
Kurt A. Dressler	Assistant Vice-President	None
Ronald L. King	Chief Compliance Officer	None
(c) Not applicable.

ITEM 33.  Location of Accounts and Records

(a) The Registrant maintains accounts, books and other documents required by Section 31(a) of the 1940 Act and the rules thereunder (“Records”) at the offices of The Nottingham Company, 116 S. Franklin Street, Rocky Mount, NC 27802.

(b) OBP Capital, LLC maintains all Records relating to its services as investment adviser to UVA Unconstrained Medium-Term Fixed Income ETF, UVA Dividend Value ETF and The Cannabis ETF at 116 S. Franklin Street, Rocky Mount, NC 27802.

(c) Universal Value Advisors maintains all Records relating to its services as investment sub-adviser to UVA Unconstrained Medium-Term Fixed Income ETF and UVA Dividend Value ETF at 1 E. Liberty Street, Suite 406, Reno, NV 89501.

(d) Merlin Capital, LLC maintains all Records relating to its services as investment sub-adviser to The Cannabis ETF at One Boston Place, Suite 2600, Boston, Massachusetts 02108.

(e) The Bank of New York Mellon maintains all Records related to its services as the custodian and transfer agent to the Registrant, on behalf of the UVA Unconstrained Medium-Term Fixed Income ETF and the UVA Dividend Value ETF, at 225 Liberty Street, New York, NY 10286.

(f) Cowen Execution Services, LLC maintains all Records related to its services as the custodian to the Registrant, on behalf of The Cannabis ETF, at 599 Lexington Avenue, 21st Floor, New York, NY 10022.

(g) The Nottingham Company maintains all Records related to its services as administrator to the Registrant on behalf of the UVA Unconstrained Medium-Term Fixed Income ETF and the UVA Dividend Value ETF, and related to its services as administrator and fund accountant to the Registrant on behalf of The Cannabis ETF, at 116 South Franklin Street, Rocky Mount, North Carolina 27802.

(h) Nottingham Shareholder Services, LLC maintains all Records related to its services as transfer agent to the Registrant on behalf of The Cannabis ETF at 116 South Franklin Street, Rocky Mount, North Carolina 27802.

ITEM 34.  Management Services

None.

ITEM 35.  Undertakings

None.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Rocky Mount, State of North Carolina on this 8th day of January, 2020 .

SPINNAKER ETF SERIES

By:	/s/ Katherine M. Honey *
Katherine M. Honey
President and Principal Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following person in the capacities and on the date indicated.

Signature	Title	Date

/s/Thomas Galloway*	Trustee and Chairman	January 8, 2020
Thomas Galloway

/s/Jesse Samuel Eberdt, III*	Trustee	January 8, 2020
Jesse Samuel Eberdt, III

/s/ Katherine M. Honey *	President and Principal Executive Officer	January 8, 2020
Katherine M. Honey

/s/Ashley H. Lanham *	Treasurer and Principal Financial Officer	January 8, 2020
Ashley H. Lanham

/s/ Tracie A. Coop
*By: Tracie A. Coop
        Attorney-in-Fact pursuant to Powers of Attorney, dated December 17, 2019 as filed herewith .

Exhibit Index

(q)  Powers of Attorney
(i)(2)    Consent of Counsel